Exhibit 99.1

Navios Maritime Holdings Inc. Reports Financial Results for the Fourth Quarter
and Year ended December 31, 2006

•

32% Annual EBITDA Growth excluding one time charge

•

Largest US-listed Dry Bulk Carrier controlling 45 vessels and 3.6 million DWT

•

Announces Quarterly Dividend of $0.0666 per share

PIRAEUS, GREECE, March 8, 2007 – Navios Maritime Holdings Inc. (“Navios”) (NYSE: “NM”, “NM WS”), a leading vertically integrated global shipping company specializing in the dry-bulk shipping industry, today reported its financial results for the fourth quarter and the year ended December 31, 2006.

Ms. Angeliki Frangou, Chairman and CEO of Navios, stated: “I am proud of our transformation. Since August of 2005, Navios has grown its owned fleet by 250%. This growth has enabled Navios to achieve economies of scale and keep operating costs below the industry average. Notwithstanding this growth, Navios has also been able to continue to solidify its balance sheet by securing additional equity and refinancing its debt through the public and private markets. This balance sheet should allow further rational expansion while providing current and future cash returns to investors. We believe that Navios’ flexible business model, with different business lines, will mitigate industry risk and permit Navios to continue to consolidate its leadership position in the dry bulk market. Today, Navios is the largest US-listed dry bulk carrier, and we intend to opportunistically make additional vessel and other acquisitions in 2007.”

2006 HIGHLIGHTS AND RECENT DEVELOPMENTS

STRATEGIC HIGHLIGHTS

Equity – Warrant Program

Navios raised a total of $136.7 million ($65.5 million in 2006 and $71.2 million in 2007) from two tender offers for warrants.

Debt

Navios concluded a $300.0 million bond offering, with an 8-year term and coupon of 9.5%.  In February 2007, Navios also concluded a syndicated bank facility of $400.0 million.  The rate on the bank facility is initially Libor plus 70 basis points. The net result of the bond offering and the loan facility was to significantly reduce annual debt service during the term of the loans.

Corporate

Navios repositioned its Risk Management Business, composed of Forward Freight Agreements (“FFAs”), Contracts of Affreightment and short-term chartering, to provide sustainable supplemental cash flow while reducing downside volatility.

Logistics

Navios launched a strategic initiative to capitalize on the inherent potential of the logistics business in Navios’ facility in Uruguay.

Secured Cash Flow

Navios entered into long-term time charters for 20 vessels with an average length of 1.8 years, thereby improving secured revenue and insulating the company from volatility in the dry bulk market.

Fleet Expansion

Navios exercised options on five panamaxes and two handymaxes, for an aggregate price of $138.6 million.

Navios entered into one new long-term charter on an 80,000 DWT newbuilding panamax for delivery in 2011 for zero capital outlay.

Dividends

In respect of 2006, Navios will have paid out a total of $17.9 million in dividend payments in addition to $3.0 million paid in respect of 2005.

Recent Activities

Navios acquired Kleimar NV on February 2, 2007, entering the capesize sector of the dry bulk industry.

Navios listed its shares of common stock and warrants on the New York Stock Exchange on February 22, 2007.

FINANCIAL HIGHLIGHTS

Navios grew EBITDA by 32%, excluding a one time charge, to $108.5 million in 2006 from $82.2 million in 2005.

Net debt to book capitalization was reduced to 53.7% as at December 31, 2006 from 64.4% as at December 31, 2005.

Ms. Angeliki Frangou, Chairman and CEO of Navios, stated: “2006 was a year where we evolved our organization significantly. We also delivered strong financial results as Navios grew EBITDA, excluding a one time charge, by 32%, while maintaining operating costs below industry average and a youthful fleet with an average age of 4.6 years.”

For the following results and the selected financial data presented herein, Navios has compiled consolidated statement of operations for the three month period ended December 31, 2006 and 2005, consolidated statement of operations for the year ended December 31, 2006 and combined statement of operations for the year ended December 31, 2005 (including the predecessor business from January 1, 2005 to August 25, 2005 and the successor business for the period from August 26, 2005 to December 31, 2005). The 2006 and 2005 information was derived from the audited financial statements of the successor and predecessor. Navios has prepared combined statement of operations information for 2005, solely to enable comparisons for the years ended December 31, 2006 and 2005. The combined information and EBITDA are non-US GAAP financial measures and should not be used in isolation or substitution for the predecessor and successor results.

Fourth Quarter 2006 Results (in thousands of US Dollars):

	Successor
	Three Months ended December 31, 2006	Three Months ended December 31, 2005

Revenues	$52,537	$55,922
EBITDA	$18,983	$18,766
EBITDA excluding one time charge (*)	$24,344	$18,766
Net (loss) / income	$(5,721)	$1,124
Net income excluding one time charges (*)	$5,349	$1,124

(*) One time charges concern write offs of (a) a doubtful receivable amounting to $5.4 million affecting EBITDA and (b) deferred financing fees amounting to $5.7 million not affecting EBITDA.

Navios earns revenue from both owned and chartered-in vessels, contracts of affreightment and port terminal operations.

Revenue from vessels operations for the three months ended December 31, 2006 was $51.1 million as compared to $54.7 million for the same period during 2005.  The decline in revenues is mainly attributable to a decline in the average time charter market resulting in lower TCE per day in 2006 as compared to those in 2005. The achieved TCE rate per day, excluding FFAs, decreased 18.0% from $21,583 per day in the fourth quarter of 2005 to $17,692 per day in the same period of 2006. The decline was partially mitigated by the available days for the fleet which increased 21.7% from 2,261 days in the fourth quarter of 2005 to 2,751 days in the same period of 2006.

Revenue from port terminal operations was approximately $1.4 million in the fourth quarter of 2006 as compared to $1.2 million during the same period of 2005. The port terminal throughputs in the fourth quarter of 2006 were 417,400 tons as compared to 351,400 tons in the same period of 2006.

EBITDA for the fourth quarter of 2006 of $19.0 million was adversely affected by a one time charge relating to the write off of a doubtful receivable of $5.4 million. Ignoring the effect of this one time charge, EBITDA for the quarter would have been $24.3 million as compared to $18.8 million for the same period of 2005.  The increase in EBITDA of $5.5 million was primarily due to a gain in FFA trading of $0.4 million for the fourth quarter of 2006 as compared to a loss of $1.9 million for the same period of 2005, the reduction in time charter, voyage and port terminal expenses by $9.8 million from $29.4 million in the fourth quarter for 2005 to $19.6 million in the same period of 2006, the reduction in general and administrative expenses by $0.6 million to $3.1 million in the fourth quarter of 2006 from $3.7 million in the same period of 2005. This overall favorable variance of $12.7 million was mitigated by the decrease in revenues of $3.5 million, the increase in direct vessel expenses of $2.8 million (excluding the amortization of dry docking and special survey costs) million in the fourth quarter of 2006 and net increase in all other expense categories by $0.9 million.

Net loss for the fourth quarter ended December 31, 2006 was affected by one time charges relating to write offs of a doubtful receivable of $5.4 million mentioned above and deferred loan financing costs of $5.7 million due to the partial repayment of the HSH bank loan. Ignoring the effects of these one time charges, net income for the quarter would have been $5.3 million as compared to $1.1 million net income for the comparable period of 2005.  The resultant increase of net income by $4.2 million was due to the $5.5 million increase in EBITDA and the overall decrease in depreciation and amortization by $0.8 million. The increase was mitigated by a $2.1 million increase in interest expense.

Year 2006 Results (in thousands of US Dollars):

	Successor		Predecessor	Combined
	Year Ended December 31, 2006	August 26, 2005 to December 31, 2005	January 1, 2005 To August 25, 2005	Year Ended December 31, 2005

Revenues	$205,965	$76,376	$158,630	$235,006
EBITDA	$103,177	$26,537	$55,696	$82,233
EBITDA excluding one time charge (*)	$108,538	$26,537	$55,696	$82,233
Net income	$21,069	$2,161	$51,337	$53,498
Net income excluding one time charges (*)	$32,138	$2,161	$51,337	$53,498

(*) One time charges concern write offs of (a) a doubtful receivable amounting to $5.4 million affecting EBITDA and (b) deferred financing fees amounting to $5.7 million not affecting EBITDA.

Navios earns revenue from both owned and chartered-in vessels, contracts of affreightment and port terminal operations.

Revenue from vessels operations for the year ended December 31, 2006 was $197.5 million as compared to $227.0 million for the same period during 2005. This decline in revenues is mainly attributable to a decline in the average time charter market resulting in lower TCE per day in 2006 as compared to those in 2005. The achieved TCE rate per day, excluding FFAs, decreased 25.7% from $22,760 per day in 2005 to $16,906 per day in 2006. The decline was partially mitigated by the available days for the fleet which increased 13.5% from 9,147 days in 2005 to 10,382 days in 2006.

Revenue from port terminal operations for the year ended December 31, 2006 was $8.5 million as compared to $8.1 million in the same period of 2005. This is attributable to the increased throughputs in the year ended December 31, 2006 of 2,216,800 tons as compared to 2,060,000 tons in the same period of 2005.

EBITDA for the year ended December 31, 2006 of approximately $103.2 million was affected by a one time charge relating to the write off of a doubtful receivable of $5.4 million. Without this one time charge, EBITDA for the year would have been $108.5 million for 2006 as compared to $82.2 million for the same period of 2005.  This resultant $26.4 million increase in EBITDA was primarily due to (a) a $19.7 million increase in gain from FFAs (b) a $46.6 million reduction in time charter and voyage and port terminal expenses, due to the redelivery of higher cost chartered-in vessels and the exercise of purchase options that resulted in the expansion of the owned fleet. The above overall favorable variance of $66.3 million was mitigated by the decrease in revenues by $28.9 million for the reasons explained above and the $ 11.0 million increase in direct vessel expenses (excluding the amortization of deferred dry dock and special survey costs) as a result of the increase of owned fleet.

Net income for the year ended December 31, 2006 of $21.1 million was affected by the one time charges relating to the write offs of the doubtful receivable of $5.4 million mentioned above and deferred loan financing costs of $5.7 million due to the partial repayment of the HSH bank loan. Without these one time charges, net income for the year would have been $32.1 million as compared to $53.5 million for the comparable period of 2005. Notwithstanding the $26.4 million increase in EBITDA, net income decreased by $21.4 million due to: (a) a $14.9 million increase in depreciation and amortization of dry docking and special survey costs, due to the expansion of the owned fleet arising from the exercise of purchase options, (b) a $6.1 million increase in amortization costs related to the intangible assets as part of the acquisition in accordance with purchase accounting principles under US GAAP, (c) a $26.8 million increase in interest expense, net due to additional financing for the acquisition of new vessels.

Navios’ cash and cash equivalents balance (including restricted cash) on December 31, 2006, was $115.9 million.

Acquisition of Kleimar:

On February 2, 2007, Navios acquired all of the outstanding share capital of Kleimar NV for a cash consideration of $165.6 million (excluding direct acquisition costs), subject to certain adjustments. It is anticipated that the net cash consideration to be paid for the shares will be approximately $140.3 million, after taking into account the cash retained on Kleimar’s balance sheet and certain proceeds from an asset sale triggered by the change in control of Kleimar. As part of the acquisition Navios has also assumed Kleimar’s outstanding debt of approximately $21.3 million.

Kleimar is a Belgian maritime transportation company established in 1993. Kleimar has 11 employees and is an owner and operator of capesize and panamax vessels used in transporting cargoes. It also has an extensive Contract of Affreightment ("COA") business, a large percentage of which involves transporting cargo to China.

Kleimar’s fleet is chartered in at an average rate of $17,477 for the Capesize vessels, and $12,109 for the Panamax vessels. The fleet is mainly used to cover the COA’s which are secured at an average Time Charter Equivalent rate of $28,445 for capsize and $12,153 for panamax.

The information presented in Exhibit 2 with respect to Navios’ fleet profile, time charter coverage and vessels employment does not include the effect from the acquisition of Kleimar’s fleet, the profile of which is presented in Exhibit 3.

Time Charter Coverage:

Navios has extended its long-term fleet employment by recently concluding agreements to charter out vessels for periods ranging from one to three years. As a result, as of March 1, 2007, Navios has currently contracted 84.4%, 49.6% and 11.2% of its available days on a charter-out basis for 2007, 2008 and 2009, respectively, equivalent to $179.0 million, $127.0 million and $27.8 million in revenue, respectively. The average contractual daily charter-out rate for the core fleet is $20,373, $22,358 and $21,969 for 2007, 2008 and 2009, respectively. The average daily charter-in rate for the active long term charter-in vessels for 2007 is $9,622.

Purchase Option:

In December 2006, Navios exercised its option to acquire the vessel Navios Hyperion, which was delivered on February 26, 2007. Navios Hyperion is a 2004 built, 75,500 DWT Panamax. The vessel’s purchase price was approximately $20.2 million and its current market value is estimated at $50.5 million.

Navios has ten additional purchase options exercisable over the next four years. Eight from its core fleet and an additional two purchase options from the fleet acquired from Kleimar.

Dividend:

As announced today, the Board of Directors of Navios has declared a quarterly cash dividend of $0.0666 per common share, payable on March 30, 2007 to stockholders of record as of March 19, 2007.

Fleet Summary Data:

The following table reflects certain key indicators indicative of the performance of the Company and its core fleet performance for the three month periods ended December 31, 2006 and 2005, and the years ended December 31, 2006  and 2005 (combined).

	Successor	Successor	Successor	Combined
	Three Months Ended		Years Ended
	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Available Days (1)	2,751	2,261	10,382	9,147
Operating Days (2)	2,714	2,253	10,333	9,110
Fleet Utilization (3)	98.7%	99.6%	99.5%	99.6%
Time Charter Equivalent including FFAs (4)	$17,846	$20,757	$18,812	$22,771
Time Charter Equivalent excluding FFAs (4)	$17,692	$21,583	$16,906	$22,760

(1)  Available days for fleet are total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days associated with major repairs, drydocks or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.

(2)  Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)  Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period.  The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.

(4)  Time Charter Equivalent, or TCE, are defined as voyage and time charter revenues plus gains or losses on FFAs less voyage expenses during a relevant period divided by the number of available days during the period.

Fleet Employment Profile:

Following the acquisition of Kleimar, Navios controls a fleet of 45 vessels totaling 3.6 million dwt, of which 21 are owned and 24 are chartered in under long term charters. The company operates 36 vessels totaling 2.9 million dwt and it has nine newbuildings to be delivered. Four of these vessels are expected to be delivered in 2007, and the remaining five at various dates through 2011. The average age of the operating fleet is 4.6 years.

Exhibit 2 displays the “core fleet” employment profile of Navios excluding the Kleimar fleet. Exhibit 3 displays the “core fleet” of Kleimar.

Conference Call:

As already announced, today, Thursday, March 8, 2007, at 08:30 AM EST, the Company’s management will host a conference call to discuss the results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1-888-694-4676 (from the US) or +1-973-582-2737 (from outside the US). Pass code: 8509484

A telephonic replay of the conference call will be available until Wednesday, March 14, 2007 by dialing +1-877-519-4471 (from the US) or +1-973-341-3080 (from outside the US). Pass code: 8509484.

Webcast:

This call will simultaneously be Webcast at the following Web address:

http://www.videonewswire.com/event.asp?id=38210

The Webcast will be archived and available at this same Web address for one year following the call.

ABOUT NAVIOS MARITIME HOLDINGS INC.

On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among International Shipping Enterprises, Inc. (“ISE”), Navios Maritime Holdings Inc. (“Navios”) and all the shareholders of Navios, ISE acquired Navios through the purchase of all of its outstanding shares of common stock. As a result of this acquisition, Navios became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary, whose name was and continued to be Navios Maritime Holdings Inc.

Navios currently owns and operates a fleet of ten Ultra Handymax, nine Panamax, one Capesize and one Product tanker vessels. It also time charters in and operates a fleet of two Ultra Handymax, eight Panamax, four Capesize and one Handysize vessels, which are employed to provide worldwide transportation of bulk commodities on a long term basis. Furthermore, it also operates a port and transfer terminal located in Nueva Palmira, Uruguay. The facility consists of docks, conveyors and silo storage capacity totaling 270,440 tons. The core fleet has a total capacity of 2.9 million dwt and an average age of approximately 4.6 years. The Company has options to acquire six chartered-in vessels in operation and four chartered-in vessels on order. Furthermore, it also has six long term chartered-in vessels, which are expected to be delivered at various dates from May 2007 to September 2011. Above information includes the fleet of Kleimar which is displayed in Exhibit 3.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

EXHIBIT 1

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDTED BALANCE SHEETS

(expressed in thousands of US Dollars)

	December 31, 2006	December 31, 2005

ASSETS

Current Assets
Cash and cash equivalents	$99,658	$37,737
Restricted cash	16,224	4,086
Accounts receivable, net	28,235	13,703
Short term derivative assets	39,697	45,556
Short term backlog assets	5,246	7,019
Prepaid expenses and other current assets	6,809	6,438
Total current assets	195,869	114,539

Deposit on exercise of vessels purchase options	2,055	8,322
Vessels, port terminal and other fixed assets, net	505,292	365,997
Long term derivative assets	-	28
Deferred financing costs, net	11,454	11,677
Deferred dry dock and special survey costs, net	3,546	2,448
Investments in affiliates	749	657
Long term back log asset	2,497	7,744
Trade name	86,202	89,014
Port terminal operating rights	29,954	30,728
Favorable lease terms	66,376	117,440
Goodwill	40,789	40,789
Total non-current assets	748,914	674,844

Total Assets	$944,783	$789,383

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts payable	$37,366	$13,886
Accrued expenses	10,726	11,253
Deferred voyage revenue	4,657	6,143
Short term derivative liability	42,034	39,992
Short term backlog liability	5,946	8,109
Current portion of long term debt	8,250	54,221
Total current liabilities	108,979	133,604

Senior notes, net of discount	297,956	-
Long term debt, net of current portion	261,856	439,179
Long term liabilities	979	2,297
Long term derivative liability	797	598
Long term backlog liability	-	5,947
Total non-current liabilities	561,588	448,021
Total liabilities	670,567	581,625

Commitments and Contingencies

Stockholders’ Equity

Preferred stock - $0.0001 par value, authorized 1,000,000 shares. None issued	-	-
Common stock - $ 0.0001 par value, authorized 120,000,000 shares, issued and outstanding 62,088,127 and 44,239,319 as of December 31, 2006 and 2005, respectively	6	4
Additional paid-in capital	276,178	205,593
Accumulated other comprehensive income	(9,816)	-
Retained earnings	7,848	2,161
Total stockholders’ equity	274,216	207,758

Total Liabilities and Stockholders’ Equity	$944,783	$789,383

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(expressed in thousands of US Dollars – except per share data)

	Successor	Successor	Predecessor
	Year ended December 31, 2006	August 26, 2005 To December 31, 2005	January 1, 2005 To August 25, 2005		Combined Year Ended December 31, 2005

Revenue	$205,965	$76,376	$158,630		$235,006
Gain (loss) on Forward Freight Agreements	19,786	(2,766)	2,869		103
Time charter, voyage and port terminal expenses	(84,717)	(39,119)	(91,806)		(130,925)
Direct vessel expenses	(19,863)	(3,137)	(5,650)		(8,787)
General and administrative expenses	(14,565)	(4,582)	(9,964)		(14,546)
Depreciation and amortization	(37,719)	(13,582)	(3,872)		(17,454)
Provision for losses on accounts receivable	(6,242)	(411)	-		(411)
Interest income	3,832	1,163	1,350		2,513
Interest expense and finance cost, net	(47,429)	(11,892)	(1,677)		(13,569)
Other income	1,819	52	1,426		1,478
Other expense	(472)	(226)	(757)		(983)
Income before equity in net earning of affiliate companies	20,395	1,876	50,549		52,425
Equity in net Earnings of Affiliated Companies	674	285	788		1,073
Net income	$21,069	$2,161	$51,337		$53,498

Earnings per share, basic	$0.38	$0.05	$58.70	$

Weighted average number of shares, basic	54,894,402	40,189,356	874,584

Earnings per share, diluted	$0.38	$0.05	$58.70	$

Weighted average number of shares, diluted	55,529,688	45,238,554	874,584

	Three Months ended December 31, 2006	Three Months ended December 31, 2005
	(unaudited)	(unaudited)

Revenue	$52,537	$55,922
Gain (loss) on Forward Freight Agreements	423	(1,868)
Time charter, voyage and port terminal expenses	(19,624)	(29,351)
Direct vessel expenses	(5,094)	(2,278)
General and administrative expenses	(3,058)	(3,717)
Depreciation and amortization	(9,456)	(9,735)
Provision for losses on accounts receivable	(6,070)	-
Interest income	1,219	921
Interest expense and finance cost, net	(16,788)	(8,714)
Other income	70	407
Other expense	(28)	(620)
Income before equity in net earning of affiliate companies	(5,869)	967
Equity in net Earnings of Affiliated Companies	148	157
Net (loss)/ income	$(5,721)	$1,124

(Loss) / earnings per share, basic	$(0.09)	$0.03

Weighted average number of shares, basic	62,088,127	40,302,583

(Loss) / earnings per share, diluted	$(0.09)	$0.03

Weighted average number of shares, diluted	62,088,127	43,304,873

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in thousands of US Dollars)

	Successor	Successor	Predecessor
	Year ended December 31, 2006	August 26, 2005 To December 31, 2005	January 1, 2005 To August 25, 2005

OPERATING ACTIVITIES
Net income	$21,069	$2,161	$51,337
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	37,719	13,582	3,872
Amortization of deferred financing cost	8,004	1,253	425
Amortization of deferred dry dock costs	1,382	143	160
Amortization of backlog	(590)	(78)	-
Provision for losses on accounts receivable	6,024	411	(880)
Unrealized (gain)/loss on FFA derivatives	(12,484)	17,074	23,793
Unrealized (gain)/loss on foreign exchange contracts	(56)	(212)	338
Unrealized gain on interest rate swaps	(85)	(384)	(403)
Earnings in affiliates, net of dividends received	(92)	(285)	185
Changes in operating assets and liabilities:
(Increase) decrease in restricted cash	(12,138)	433	(1,005)
(Increase) decrease in accounts receivable	(20,556)	(9,193)	11,768
(Increase) decrease in prepaid expenses and other	(371)	2,896	3,762
Increase (decrease) in accounts payable	23,480	(1,321)	(10,172)
(Decrease) increase in accrued expenses	(527)	2,332	(1,229)
Decrease in deferred voyage revenue	(1,486)	(3,961)	(5,032)
Decrease in long term liability	(1,318)	(275)	(451)
Increase (decrease) in derivative accounts	10,937	1,505	(4,523)
Payments for dry dock and special survey costs	(2,480)	(1,710)	-
Net cash provided by operating activities	56,432	24,371	71,945

INVESTING ACTIVITIES:
Deposit on exercise of vessel purchase options	(2,055)	(8,322)	-
Acquisition of vessels	(108,117)	(110,831)	-
Purchase of property and equipment	(1,291)	(294)	(4,264)
Proceeds from sale of fixed assets	-	-	-
Net cash used in investing activities	(111,463)	(119,447)	(4,264)

FINANCING ACTIVITIES:
Proceeds from long term loan	117,153	105,900	-
Proceeds from senior notes, net of discount	297,956	-	-
Repayment of long term debt and payment of principal	(340,453)	(126,870)	(50,506)
Repayment of shareholders loan	-	(8,622)	-
Debt issuance costs	(7,775)	(3,787)	-
Issuance of common stock	65,453	-	-
Dividends paid	(15,382)	-	-
Cash received from downstream merger	-	102,259	-
Net cash provided (used in) by financing activities	116,952	68,880	(50,506)
Increase (decrease) in cash and cash equivalents	61,921	(26,196)	17,175
Cash and cash equivalents, beginning of year	37,737	63,933	46,758
Cash and cash equivalent, end of year	$99,658	$37,737	$63,933

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$38,917	$9,932	$2,358

Disclosure of Non-GAAP Financial Measures

EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes, if any. EBITDA is included because it is used by certain investors to measure a company's financial performance. EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity. EBITDA is presented to provide additional information with respect to the Company's ability to satisfy its obligations including debt service, capital expenditures, working capital requirements and determination of dividends. While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

EBITDA Reconciliation to Cash from Operations

Three Months Ended December 31,

(in thousands of US Dollars)

	Successor December 31, 2006	Successor December 31, 2005

Net cash provided by operating activities	$12,435	$24,913
Net increase (decrease) in operating assets	8,308	(417)
Net decrease in operating liabilities	(4,054)	(5,917)
Net interest cost	15,569	7,793
Deferred finance charges	(6,215)	(1,094)
Provision for losses on accounts receivable	(5,963)	(404)
Unrealized loss on FFA derivatives, FECs and interest rate swaps	(1,244)	(7,961)
Earnings in affiliates, net of dividends received	148	157
Payments for drydock and special survey	-	1,696
EBITDA	$18,984	$18,766
Provision for losses on accounts receivable	5,361	-
EBITDA excluding one time charge	24,345	18,766

Year ended December 31,

(in thousands of US Dollars)

	Successor Year ended December 31, 2006	Successor August 26, 2005 to December 31, 2005	Predecessor January 1, 2005 to August 26, 2005

Net cash provided by operating activities	$56,432	$24,371	$71,945
Net increase (decrease) in operating assets	33,065	5,864	(14,525)
Net (increase) decrease in operating liabilities	(31,086)	1,721	21,407
Net interest cost	43,597	10,729	327
Deferred finance charges	(8,004)	(1,253)	(425)
Provision for losses on accounts receivable	(6,024)	(411)	880
Unrealized gain (loss) on FFA derivatives, FECs and interest rate swaps	12,625	(16,479)	(23,728)
Earnings in affiliates, net of dividends received	92	285	(185)
Payments for drydock and special survey costs	2,480	1,710	-
EBITDA	$103,177	$26,537	$55,696
Provision for losses on accounts receivable	5,361	-	-
EBITDA excluding one time charge	108,538	26,537	55,696

EXHIBIT 2

FLEET EMPLOYMENT PROFILE (CORE FLEET):

Owned Vessels

Vessels	Type	Built	DWT	Charter Rate (1)	Expiration Date (2)

Navios Ionian	Ultra Handymax	2000	52,068	15,152	03/29/2007
				22,219	03/29/2009
Navios Apollon	Ultra Handymax	2000	52,073	16,150	09/28/2007
Navios Horizon	Ultra Handymax	2001	50,346	14,725	06/16/2008
Navios Herakles	Ultra Handymax	2001	52,061	15,437	03/28/2007
Navios Achilles	Ultra Handymax	2001	52,063	21,138	01/15/2009
Navios Meridian	Ultra Handymax	2002	50,316	14,250	08/23/2007
Navios Mercator	Ultra Handymax	2002	53,553	19,950	12/15/2008
Navios Arc	Ultra Handymax	2003	53,514	15,438	04/22/2007
Navios Hios	Ultra Handymax	2003	55,180	24,035	11/15/2008
Navios Kypros	Ultra Handymax	2003	55,222	16,844	05/13/2007
Navios Gemini S	Panamax	1994	68,636	19,523	12/21/2008
Navios Libra II	Panamax	1995	70,136	21,613	09/14/2008
Navios Felicity	Panamax	1997	73,867	9,405	04/25/2008
Navios Magellan	Panamax	2000	74,333	14,963	05/09/2007
				19,950	04/01/2008
Navios Galaxy I	Panamax	2001	74,195	24,062	01/25/2008
Navios Star	Panamax	2002	76,662	21,375	01/21/2010
Navios Alegria	Panamax	2004	76,466	19,475	08/09/2008
Navios Hyperion (4)	Panamax	2004	75,707	26,268	02/26/2009

Long Term Chartered-in Vessels

Vessels	Type	Built	DWT	Purchase Option	Charter Rate (1)	Expiration Date (2)

Navios Vector	Ultra Handymax	2002	50,296	No	8,811	10/17/2007
Navios Astra	Ultra Handymax	2006	53,468	Yes	17,100	06/01/2007
Navios Cielo	Panamax	2003	75,834	No	25,175	11/14/2008
Navios Orbiter	Panamax	2004	76,602	Yes	24,700	02/23/2009
Navios Aurora	Panamax	2005	75,397	Yes	24,063	07/06/2008
Navios Orion	Panamax	2005	76,602	No	27,312	03/01//2009
Navios Titan	Panamax	2005	82,936	No	20,000	11/24/2007
Navios Sagittarius	Panamax	2006	75,756	Yes	25,413	12/23/2008
Navios Altair	Panamax	2006	83,001	No	22,175	09/20/2009

Long Term Chartered-in Vessels to be delivered

Vessels	Type	To Be Delivered	Purchase Option	DWT

Navios Primavera (3)	Ultra Handymax	05/2007	Yes	53,500
Navios Prosperity	Panamax	06/2007	Yes	83,000
Navios Esperanza	Panamax	09/2007	No	75,200
Navios TBN	Panamax	03/2008	Yes	76,500
Navios TBN	Ultra Handymax	05/2008	No	55,100
Navios TBN	Panamax	09/2011	Yes	80,000

(1)

Time Charter Rate per day net of commissions

(2)

Estimated dates assuming midpoint of redelivery period by charterers

(3)

The vessel has been chartered-out from May 2007 for a three year period at a daily rate of $20,046 (net of commissions).

(4)

The vessel was acquired on February 26, 2007. Previously it was employed under Navios’ long-term chartered-in fleet

EXHIBIT 3

KLEIMAR – FLEET PROFILE

	Type	% owned	DWT	Built

Owned Vessels

Obeliks	Cape	95% [1]	170,454	2000
Asteriks	Panamax	50%	76,801	2005
Vanessa	Product	100%	19,078	2002

1. contracted to be sold for $24.2 million in 2009

	Type	DWT	Built	Delivery	Purchase Option

Long-term Chartered-in Vessels

Beaufiks	Cape	180,310	2004	06/24/04	Yes
Fantastiks	Cape	180,265	2005	03/31/05	Yes
Rubena N	Cape	203,233	2006	01/11/06
SA Fortius	Cape	171,595	2001	03/06/03
Belisland	Panamax	76,602	2003	11/09/05
Ocean Premier	Handysize	27,411	1996	02/23/04

Long-term Chartered-in Vessels to be Delivered

Golden Heiwa	Panamax	76,662	2007	03/15/07
Tsuneishi TBN	Panamax	75,250	2008	03/15/08
Namura TBN	Cape	176,800	2010	04/15/10